Exhibit 99.47

Canopy Growth and New Brunswick Sign Historic Supply MOU

SMITHS FALLS, ON and FREDERICTON, Sept. 15, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) and the Province of New Brunswick today announced a significant milestone in the history of Canadian cannabis, whereby the Government of New Brunswick, through a newly created provincial authority and Canopy Growth, the largest licensed producer of regulated cannabis in the world, have entered into a supply Memorandum of Understanding (MOU) to guarantee a reliable and high-quality supply of cannabis products into New Brunswick’s retail stores that will flow from a crown corporation newly formed by the province of New Brunswick.

As one of the first MOUs between a licensed cannabis producer and a provincial body for cannabis supply for the retail environment, this is a concrete step towards the federally targeted date of July 2018 for legalization of recreational-use cannabis. Canopy Growth is excited, along with fellow producer Organigram, to be a part of this landmark moment, and commends the leadership shown by the Province of New Brunswick as it moves proactively to ensure its supply needs are met for the anticipated adult-use cannabis market.

The two-year supply agreement, including 4,000,000 grams of cannabis and cannabis derivative products for the first year, is expected to have an estimated retail value of $40 million in its first year.

“New Brunswick has led the country in its efforts to attract cannabis jobs and investment and Canopy Growth is proud to be utilizing local trades and to hire in New Brunswick for the site we are establishing in Fredericton,” said Mark Zekulin, President, Canopy Growth. “Today we take the next step towards the future of cannabis in New Brunswick with a truly historic MOU. We are excited to bring high quality brands like Tweed, Leafs By Snoop, DNA Genetics, as well as a number of the best independent craft grow cannabis producers across Canada to the people of New Brunswick through this arrangement.”

Based on production capabilities across the Canopy-wide production platform, this agreement will not affect medical sales or our commitment to meeting the needs of Canadians who require cannabis for medical purposes.

Staying true to its longstanding commitment to Corporate Social Responsibility, including partnerships with MADD Canada, the Canadian AIDS Society, Parent Action on Drugs, and a commitment to contribute funds from all online cannabis oil sales to education, Canopy Growth will proudly remit a monetary amount equal to two per cent of the gross value of all cannabis products sold to the government annually for social and/or educational programs.

Here’s to (Firsts, and) Future Growth.

About Tweed

Tweed is a globally recognized marijuana production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell marijuana, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As marijuana laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/15/c4914.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196, @CanopyGrowth; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:30e 15-SEP-17